George Brenner, CPA
A Professional Corporation
10680 W. PICO BOULEVARD, SUITE 260
LOS ANGELES, CALIFORNIA 90064
Phone:310/202-6445 Fax: 310/202-6494


August 4, 2004

Bernard Brodkorb, President
ISA Internationale, Inc.
2560 N. Rice Street
St. Paul, MN 55113

Dear Mr. Brodkorb:

Effective as of yesterday, August 3, 2004, I am resigning as the independent registered public accountant of ISA Internationale, Inc. My reason for this action is due to my phasing down of public company engagements.

My audits for the periods December 31, 2002 through December 2003 did not have any accounting differences among you, your counsel and myself. All invoices were paid and there are no fees outstanding.

I have read the current report on Form 8-K of ISA Internationale, Inc. dated August 4, 2004, and am in agreement with the statements contained therein regarding the undersigned.

I understand the accounting firm of Stonefield Josephson, Inc. will be your new independent registered public accountants. I will, of course, be available to assist them.

Thank you and your staff for all the courtesies extended to me.

                                    Very truly yours,

                                   /s/ George Brenner
                                   George Brenner, CPA
                                   Registered with the Public Company
                                    Accounting Oversight Board

cc:  Office of the Chief Accountant (Via Fax: 202-942-9656)
       Attn.: SECPS Letter File/Mail Stop 9-5
       Stonefield Josephson, Inc. (Via Fax: 310-453-1187)